

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

Via Facsimile
Mr. Brian T. Gladden
Senior Vice President and Chief Financial Officer
Dell Inc.
One Dell Way
Round Rock, TX 78682

      Re: **Dell Inc.**
              Form 10-K for the Fiscal Year Ended January 28, 2011
              Filed March 15, 2011
              File No. 000-17017

Dear Mr. Gladden:

We have reviewed your letter dated July 19, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 5, 2011.

Form 10-K for the Fiscal Year Ended January 28, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, Capital Commitments, and Contractual Cash Obligations

Liquidity, page 45

1.   In your proposed future disclosure in response to prior comment 2 you state that you believe that internally generated cash flows are sufficient to support day-to-day business operations. In light of the significant percentage of cash held outside of the U.S. and the

significant amount of pre-tax income related to foreign operations, please clarify the following:

- confirm that internally generated cash flows within the U.S. are sufficient to support the company's U.S. day-to-day operations;
- whether you are referring specifically to operating cash flows when discussing internally generated cash flows; and
- if you are referring to the company's short-term (e.g. for the next 12 months) liquidity needs when using the phrase "day-to-day operations."

Consolidated Financial Statements

Note 11 – Commitments and Contingencies, page 90

2.	Your proposed future disclosure in response to prior comment 4 indicates that the company's results of operations or cash flows could be materially affected by the unfavorable resolution of pending legal matters. It is unclear whether you omitted the company's financial condition for a particular reason. Please confirm that in future filings your disclosure will provide information in the context of materiality to your financial statements as a whole, rather than any variation thereof.

3.	As a related matter, we note recent news articles indicating that the law firm Hagens Berman LLP is expanding its investigation of defects in the Dell Optiplex line of desktop computers and that the firm filed a proposed class-action lawsuit against Dell last year. Please provide us with an update on this pending legal matter and describe how you considered ASC 450-20-50 in determining that disclosure of the matter is not necessary.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief